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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g)of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-20750

                            Sterling Bancshares, Inc.
             (Exact name of registrant as specified in its charter)

                         2550 North Loop West, Suite 600
                              Houston, Texas 77092
                                 (713) 466-8300
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

   9.28% Cumulative Trust Preferred Securities of Sterling Bancshares Capital
         Trust I and Guarantee of Sterling Bancshares, Inc. with respect to the 9.28% Cumulative Trust Preferred Securities of
                       Sterling Bancshares Capital Trust I
            (Title of each class of securities covered by this Form)

                     Common Stock, par value $1.00 per share

   9.20% Cumulative Trust Preferred Securities of Sterling Bancshares Capital
        Trust II and Guarantee of Sterling Bancshares, Inc. with respect to the 9.20% Cumulative Trust Preferred Securities of
                      Sterling Bancshares Capital Trust II

   8.30% Cumulative Trust Preferred Securities of Sterling Bancshares Capital
       Trust III and Guarantee of Sterling Bancshares, Inc. with respect to the 8.30% Cumulative Trust Preferred Securities of
                     Sterling Bancshares Capital Trust III
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please provide an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)   |X|               Rule 12h-3(b)(1)(i)       |X|

       Rule 12g-4(a)(1)(ii)  [ ]               Rule 12h-3(b)(1)(ii)      [ ]

       Rule 12g-4(a)(2)(i)   [ ]               Rule 12h-3(b)(2)(i)       [ ]

       Rule 12g-4(a)(2)(ii)  [ ]               Rule 12h-3(b)(2)(ii)      [ ]

                                               Rule 15d-6                [ ]

               Approximate number of holders of record as of the
                        certification or notice date: 0


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     Pursuant to the requirements of the Securities Exchange Act of 1934 as amended, Sterling Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     Dated: November 1, 2002

                                      STERLING BANCSHARES, INC.



                                      By:      /s/ Eugene S. Putnam, Jr.
                                         --------------------------------------
                                      Name: Eugene S. Putnam, Jr.
                                      Title: Chief Financial Officer